AGREEMENT GOVERNING CONTRIBUTION OF WORKING CAPITAL
                                       TO
                        INVESTORS MARK SERIES FUND, INC.
                                       BY
                              GENERALI, U.S. BRANCH

         THIS AGREEMENT is made by and between Investors Mark Series Fund, Inc. ("Fund"), a Maryland corporation, and GENERALI - U.S. BRANCH ("Generali"), a branch of Assicurazioni Generali, S.P.A., authorized to operate in the United States pursuant to the laws of the State of New York.

         WHEREAS, Generali desires that the Portfolios of the Fund have sufficient assets to be able to efficiently invest in a diversified portfolio of securities; and

         WHEREAS, Generali proposes to contribute Seven Million Five Hundred Thousand Dollars ($7,500,000) ("Working Capital") to the Portfolio(s) in the manner hereinafter described; and

         WHEREAS, it is necessary and desirable that the terms under which said Working Capital is contributed and the respective rights of Generali and the Fund with respect thereto be determined;

         NOW, THEREFORE, it is hereby agreed between Generali and the Fund as follows:

                                        I

         Generali will provide for the contribution to the Fund the sum of Seven Million Five Hundred Thousand Dollars ($7,500,000) to be apportioned among the Portfolios as is specified in Attachment A. Generali hereby represents and agrees that such Working Capital is for investment purposes and not for the purpose of redeeming or disposing of any interest in the Portfolio resulting from such contribution. This Working Capital is in addition to any minimum capital requirement imposed upon the Fund.

                                       II

         In consideration for the contribution of the Working Capital and without deduction of any sales or other charges, the Fund shall credit Generali with shares. Such shares shall share pro rata in the investment performance of the Portfolio and shall be subject to the same valuation procedures and the same periodic charges as are other shares of such Portfolio.

                                       III

     Generali hereby acknowledges that by the contribution of such Working Capital, Generali is not and shall not be regarded as a creditor of the Fund and that the relationship of debtor-creditor between the Fund and Generali does not exist with respect to the amount so contributed. Generali agrees that the contribution of the Working Capital does not now and shall not in the future deem Generali the holder of any interest other than as provided in Section II of this Agreement. Generali agrees that its interest in the Portfolio as a result of such Contribution shall be neither senior to nor subordinate to the beneficial interests of the Portfolio held by (I) owners of variable annuity contracts and other variable insurance contracts issued with respect to the separate accounts of insurance companies, or (ii) participants in qualified pension and other retirement plans. Generali further agrees that in the event the Portfolio is liquidated, Generali shall have no preferential rights of any kind over such contract owners or qualified plan participants but shall share ratably with them.

                                       IV

         All commitments of Generali hereunder shall be forever binding upon its successor or successors. This Agreement may not be assigned by the parties.

                                        V

         Generali agrees that it will not seek and a withdrawal of contributed Working Capital shall not occur unless the below listed circumstances and conditions have been met. The time periods in this section are measured from the date the Working Capital is contributed.


A. During the first two (2) years, no withdrawal from a Portfolio will be allowed if it results in a Net Redemption. For purposes of this agreement, a Net Redemption is a withdrawal from a Portfolio that, on the day of the request, would exceed the amount of available cash, including any amounts transferred or deposited into the Portfolio, and, as a result, require the sale of Portfolio assets.

B.   No Working Capital may be withdrawn during the first six (6) month period.

C. After the first six (6) months and prior to the last day of the first year, withdrawals may occur so long as the Portfolio's balance is not reduced below $20,000,000.

D. After the first year and prior to the last day of the third year, withdrawals may occur so long as the Portfolio's balance is not reduced below $15,000,000.

E. Beginning with the first day of the fourth (4th) year, withdrawals may occur without regard to a minimum Portfolio balance.

                                       VI

         The Fund, on behalf of the Portfolio, hereby accepts the contribution of such Working Capital subject to the terms of the Agreement.

         Executed this _____ day of ___________, 1997.

                                            GENERALI - U.S. BRANCH

                                            By:_________________________________

                                            INVESTORS MARK SERIES FUND, INC.

                                            By:_________________________________



                                  ATTACHMENT A


   PORTFOLIO                                 SUB-ADVISOR                                AMOUNT
   ---------                                 -----------                                ------
Money Market                            Standish, Ayer & Wood                         $1,000,000
Intermediate Fixed Income               Standish, Ayer & Wood                         $2,000,000
Balanced                                Kornitzer Capital
                                        Management                                     $2,500,000
Growth and Income                       Lord, Abbett & Co.                            $2,000,000
                                                                                      $7,500,000